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Women-owned
Pink Catrina Taco Club

Mexican Restaurant

16111 San Pedro Ave Suite A-100
San Antonio, TX 78232
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Early Investor Bonus: The investment multiple is increased to 2.1× for the next $50,000 invested.
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THE PITCH
Pink Catrina Taco Club is seeking investment to complete construction process.
First Location
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.
REVIEW SPECIFICS
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OUR STORY

The food industry is very profitable yet very competitive. Through our previous experience as a Food Truck our customers were consistently recommending us to build a brick and mortar place where they could find us at a fixed location. Reviews were consistently highlighting how customers enjoyed what we cooked and the quality of our products.

After debating what our next steps as a food business should be, we decided to listen to our customers' recommendation but we added a touch of entertainment in an indoor setting to upgrade our delightful food and blend it with a spot where customers will gather to socialize and have a great time in a strong audiovisual atmosphere bringing our concept beyond the average restaurant experience.
The CATRINA is one of the strongest icons in the roots of Mexican Culture, it is mainly associated with the Day of the Death where Mexicans honor and celebrate their departed loved ones. In our concept we embrace the key approach of this: a party where you can eat, drink and enjoy surrounded by your loved ones.
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OUR OFFERINGS

Pink Catrina Taco Club will sell Street Mexican Food cooked from scratch. All of our Food and Beverage Menu items will be prepared in-house and they currently include but will not be limited to the following:

Street Tacos (Asada, Pastor, Tinga, Cochinita Pibil, Shrimp)
Burritos (Pink Catrina, Asada, Pastor, Bean and Cheese)
Quesadillas (Plain, Asada, Pastor, Tinga, Shrimp, Mushrooms)
Mega Tortas (Pink Catrina, Asada, Pastor, Tinga)
Sopes (Asada, Pastor, Tinga, Chorizo, Mushrooms)
Soups (Chicken soup, Pozole, Zacatecas-style Birria)
Snacks & Desserts
Full bar with specialty cocktails, Mexican beer, and domestic beer
Bottle service during weekend evenings
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INVESTMENT OPPORTUNITY

Between our elevated, authentic Mexican food and unique nightlife offerings, we're excited to bring the Pink Catrina brand to a new level. With a restaurant capacity of 120 patrons, lunch and dinner service, takeout and delivery, and the nightclub element, we're projecting first year revenues of over $600,000:

Lunch hours MON-WED will turn seats only 1 time and expected attendance is calculated at 70%
Dinner hours on THU-SAT will turn seats up to 2 times and expected attendance is calculated at 100%
Daily Avg Beer, Wine & Cocktail at Bar Counter sales of $1,200 from MON-WED and $3,000 THU-SAT
Daily Average Bottle Service sales of $2,500 from THU-SAT
Location rental of $6,000; Insurance cost of $2,000 monthly
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TRACTION & VALIDATION

Despite competitors in the area, we've established a strong brand and following. Being that Pink Catrina Taco Club combines the features of dine-in restaurants with those of a social spot plus extended business hours on weekends, our concept could represent the first of its kind in the San Antonio market.

Our targeted customers belong to Middle-class group who would be able to spend an average ticket per person of $15 during Lunch hours and $25 during Dinner hours (excluding Bottle Service) and they are huge fans of centennial authentic Street Mexican Food.
Since we have existing sales on food delivery apps and brand awareness from our food truck, we'll be able to hit the ground running with an existing userbase, while attracting new customers.
This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
THE TEAM
Eddie Brhellan
Managing Director
Paulina Barrios
Marketing Manager
Carlos Bravo
Operations Manager
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2018
Opened our food truck
2020
Started selling from ghost kitchens
2021
Begin capital raise
2022
Open location
This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Construction works $25,000
Mainvest Compensation $3,000
Furniture $12,000
Video and Audio equipment $10,000
Total $50,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $2,855,600 $3,055,492 $3,208,266 $3,304,513 $3,387,125
Cost of Goods Sold $799,700 $855,679 $898,462 $925,415 $948,550
Gross Profit $2,055,900 $2,199,813 $2,309,804 $2,379,098 $2,438,575

EXPENSES

Rent $61,500 $63,037 $64,612 $66,227 $67,882
Utilities $36,900 $37,822 $38,767 $39,736 $40,729
Salaries $198,000 $211,860 $222,452 $229,125 $234,853
Insurance $18,450 $18,911 $19,383 $19,867 $20,363
Equipment Lease $10,250 $10,506 $10,768 $11,037 $11,312
Repairs & Maintenance $25,625 $26,265 $26,921 $27,594 $28,283
Legal & Professional Fees $92,250 $94,556 $96,919 $99,341 $101,824
Operating Profit $1,612,925 $1,736,856 $1,829,982 $1,886,171 $1,933,329
This information is provided by Pink Catrina Taco Club. Mainvest never predicts or projects performance, and has not reviewed or audited this

financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

2021 Income Statement

BP.PCTC.2022.pdf

Resume Eddie Brhellan. MAY2022.pdf

Investment Round Status

Target Raise $50,000

Maximum Raise $120,000

Amount Invested $0

Investors 0

Investment Round Ends August 5th, 2022

Summary of Terms

Legal Business Name TEXAS CATRINAS GROUP

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $50,000 invested

2.1×

Investment Multiple 1.7×

Business's Revenue Share 1%-2.4%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2025

Financial Condition

No operating history

Pink Catrina Taco Club was established in [October, 2021]. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Forecasted milestones

Pink Catrina Taco Club forecasts the following milestones:

Secure lease in [City, State] by [Month, Year].
Hire for the following positions by [Month, Year]: [Position 1, Position 2, Position 3]
Achieve [$X] revenue per year by [Year].
Achieve [$Y] profit per year by [Year].
Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Pink Catrina Taco Club to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Pink Catrina Taco Club operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Pink Catrina Taco Club competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Pink Catrina Taco Club's core business or the inability to compete successfully against the with other competitors could negatively affect Pink Catrina Taco Club's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Pink Catrina Taco Club's management or vote on and/or influence any managerial decisions regarding Pink Catrina Taco Club. Furthermore, if the founders or other key personnel of Pink Catrina Taco Club were to leave Pink Catrina Taco Club or become unable to work, Pink Catrina Taco Club (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Pink Catrina Taco Club and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Pink Catrina Taco Club is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Pink Catrina Taco Club might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Pink Catrina Taco Club is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Pink Catrina Taco Club

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Pink Catrina Taco Club's financial performance or ability to continue to operate. In the event Pink Catrina Taco Club ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Pink Catrina Taco Club nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Pink Catrina Taco Club will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Pink Catrina Taco Club is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Pink Catrina Taco Club will carry some insurance, Pink Catrina Taco Club may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Pink Catrina Taco Club could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Pink Catrina Taco Club's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Pink Catrina Taco Club's management will coincide: you both want Pink Catrina Taco Club to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Pink Catrina Taco Club to act conservative to make sure they are best equipped to repay the Note obligations, while Pink Catrina Taco Club might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Pink Catrina Taco Club needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Pink Catrina Taco Club or management), which is responsible for monitoring Pink Catrina Taco Club's compliance with the law. Pink Catrina Taco Club will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Pink Catrina Taco Club is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Pink Catrina Taco Club fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Pink Catrina Taco Club, and the revenue of Pink Catrina Taco Club can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Pink Catrina Taco Club to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Pink Catrina Taco Club. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion
Pink Catrina Taco Club isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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